Exhibit (d)(9)(vi)

May 31, 2017

Voya Equity Trust

7337 East Doubletree Ranch Road

Suite 100

Scottsdale, AZ 85258-2034

Re:                             Expense Limitations

Ladies and Gentlemen:

By execution of this letter agreement to the Expense Limitation Agreement (“ELA”) between Voya Investments, LLC (“VIL”) and Voya Equity Trust (“VET”), on behalf of Voya Large Cap Value Fund (the “Fund”), intending to be legally bound hereby, VIL, the adviser to the Fund, agrees that, from May 31, 2017 through October 1, 2018, VIL shall waive all or a portion of its investment management fee and/or reimburse expenses in amounts necessary so that after such waivers and/or reimbursements, the maximum total operating expense ratios of the Fund shall be as follows:

Name of Fund	Maximum Operating Expense Limit (as a percentage of average net assets)
Class T

Voya Large Cap Value Fund	1.10%

We are willing to be bound by this letter agreement to lower our fees for the period from May 31, 2017 through October 1, 2018.  The method of computation to determine the amount of the fee waiver and the definitions as set forth in the ELA shall apply, subject to possible recoupment by VIL within 36 months.  This letter agreement shall terminate upon termination of the ELA.

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Notwithstanding the foregoing, termination or modification of this letter agreement requires approval by the Board of Trustees of VET.

Sincerely,

		By:	/s/ Todd Modic
Todd Modic
Senior Vice President
Voya Investments, LLC

Accepted:

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President
Voya Equity Trust